UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 6, 2008

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated September 4, 2008 entitled ‘Dell and Vodafone Announce European Retail Agreement to Offer Dell’s Inspiron Mini 9’

2.	Stock Exchange Announcement dated September 2, 2008 entitled ‘Transactions in Own Securities’

3.	Stock Exchange Announcement dated September 3, 2008 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated September 4, 2008 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated September 5, 2008 entitled ‘Transactions in Own Securities’

6.	Stock Exchange Announcement dated September 8, 2008 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated September 9, 2008 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated September 10, 2008 entitled ‘Transactions in Own Securities’

9.	Stock Exchange Announcement dated September 11, 2008 entitled ‘Transactions in Own Securities’

10.	Stock Exchange Announcement dated September 12, 2008 entitled ‘Transactions in Own Securities’

11.	Stock Exchange Announcement dated September 15, 2008 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated September 16, 2008 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated September 17, 2008 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated September 17, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.	Stock Exchange Announcement dated September 18, 2008 entitled ‘Transactions in Own Securities’

16.	Stock Exchange Announcement dated September 19, 2008 entitled ‘Transactions in Own Securities’

17.	Stock Exchange Announcement dated September 24, 2008 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated September 25, 2008 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated September 26, 2008 entitled ‘Transaction in Own Securities’

20.	Stock Exchange Announcement dated September 30, 2008 entitled ‘Voting Rights and Capital’

21.	Stock Exchange Announcement dated September 30, 2008 entitled ‘Vodafone Group Plc (“the Company”)’

4 September 2008

DELL AND VODAFONE ANNOUNCE EUROPEAN RETAIL AGREEMENT TO OFFER DELL’S INSPIRON MINI 9

To Be Sold in Europe Through Key Vodafone Operating Companies

Vodafone and DellTM today announced that Dell’s Inspiron Mini 9 ultra-mobile device will be sold with built-in mobile broadband, exclusively through Vodafone stores and online, and directly from Dell, in key European markets.

Available from late September, the Inspiron Mini 9, featuring built-in mobile broadband from Vodafone, will deliver the utmost flexibility, reliability and speed for email and Internet browsing on-the-go without the need for an additional modem. Digital nomads and avid web surfers alike will be able to connect anytime, anywhere, whether on the road, or on-the-go, while surfing the Web, chatting with friends, or enjoying their favourite online videos and music.

Simple & Stylish, Solid Construction

Weighing in at only 1.035 kg, the Inspiron Mini 9 is the perfect Internet companion, delivering maximum connectivity in a slim, sleek, piano black design. Its features, including sealed keyboard and reliable solid state disc (SSD) memory storage, bright 8.9-inch glossy LED display (1024x600), and built-in webcam, are designed to offer the customer easy, convenient Internet browsing, instant messaging, and rapid music and video downloads.

Andrew Sangster, Director of PC Connectivity, Vodafone commented “The recent acceleration in the take up of mobile broadband has demonstrated just how hungry consumers are for Internet access. Building on our long relationship with Dell, the availability of the Inspiron Mini 9 will further enhance what a customer can achieve with mobile broadband whilst on the move. Today’s announcement marks the next step in the evolution of mobile broadband services bringing mobile broadband into the hands of many more customers.”

Michael Lombardo, VP & General Manager, Consumer, Dell Europe said “Technology has become an essential part of how people connect with one another – whether it’s surfing the Web, chatting with friends, keeping updated on the latest news, sharing photos or social networking. Dell is committed to providing consumers with technology that allows them to connect any place, any time with mobile broadband.”

Details of country availability and pricing will be made available in coming weeks.

- ends -

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 269 million proportionate customers as of 30 June 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Dell

Dell Inc. (NASDAQ: DELL) listens to customers and delivers innovative technology and services they trust and value. Uniquely enabled by its direct business model, Dell is a leading global systems and services company and No. 34 on the Fortune 500. For more information, visit www.dell.co.uk, or to communicate directly with Dell via a variety of online channels, go to www.dell.co.uk/conversations. To get Dell news direct, visit www.dell.co.uk/RSS.

Contact Information
Media Contacts:
Ellen Murphy	Dell	+44 1344 378 523	Ellen_murphy@dell.com
Vodafone Media Relations	Vodafone	+44 1635 664 444	groupmediarelations@vodafone.com
Investor Relations Contacts:
Lynn Tyson	Dell	(512) 723-1130	lynn_tyson@dell.com
Robert Williams	Dell	(512) 728-7570	robert_williams@dell.com

© 2008 Dell Corporation Limited. Dell, Dell Inspiron and the Dell Logo are either registered or unregistered trademarks of Dell Inc.  Dell disclaims any proprietary interest in the marks and names of others.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	1 September 2008

Number of ordinary shares purchased:	7,290,000

Highest purchase price paid per share:	139.95p

Lowest purchase price paid per share:	139.1p

Volume weighted average price per share:	139.7813p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 433,823,677 shares at a cost (including dealing and associated costs) of £593,122,728.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 September 2008

Number of ordinary shares transferred:	206,840

Highest transfer price per share:	142.85p

Lowest transfer price per share:	142.85p

Following both the above transactions, Vodafone holds 5,538,792,857 of its ordinary shares in treasury and has  52,765,334,637 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 September 2008

Number of ordinary shares transferred:	2,991,453

Highest transfer price per share:	141.05p

Lowest transfer price per share:	141.05p

Following the above transfer, Vodafone holds 5,535,801,404 of its ordinary shares in treasury and has 52,768,326,090 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 September 2008

Number of ordinary shares transferred:	250,400

Highest transfer price per share:	140.45p

Lowest transfer price per share:	140.45p

Following the above transfer, Vodafone holds 5,535,551,004 of its ordinary shares in treasury and has 52,768,576,490 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	4 September 2008

Number of ordinary shares purchased:	29,300,000

Highest purchase price paid per share:	139.65p

Lowest purchase price paid per share:	138.65p

Volume weighted average price per share:	139.2839p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 463,123,677shares at a cost (including dealing and associated costs) of £634,145,124.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 September 2008

Number of ordinary shares transferred:	164,885

Highest transfer price per share:	144.2p

Lowest transfer price per share:	144.2p

Following both the above transactions, Vodafone holds 5,564,686,119 of its ordinary shares in treasury and has 52,739,441,375 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	5 September 2008

Number of ordinary shares purchased:	32,876,323

Highest purchase price paid per share:	137.5p

Lowest purchase price paid per share:	132.1p

Volume weighted average price per share:	135.4483p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 496,000,000 shares at a cost (including dealing and associated costs) of £678,907,104.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 September 2008

Number of ordinary shares transferred:	53,135

Highest transfer price per share:	141.6p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,597,509,307 of its ordinary shares in treasury and has 52,706,618,187 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	8 September 2008

Number of ordinary shares purchased:	12,000,000

Highest purchase price paid per share:	135.8p

Lowest purchase price paid per share:	135.1p

Volume weighted average price per share:	135.5188p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 508,000,000 shares at a cost (including dealing and associated costs) of £695,253,925.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 September 2008

Number of ordinary shares transferred:	189,554

Highest transfer price per share:	137.9p

Lowest transfer price per share:	137.9p

Following both the above transactions, Vodafone holds 5,609,319,753 of its ordinary shares in treasury and has 52,694,807,741 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	9 September 2008

Number of ordinary shares purchased:	31,500,000

Highest purchase price paid per share:	139.3p

Lowest purchase price paid per share:	136p

Volume weighted average price per share:	138.322p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 539,500,000 shares at a cost (including dealing and associated costs) of £739,051,927.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 September 2008

Number of ordinary shares transferred:	488,142

Highest transfer price per share:	131.7p

Lowest transfer price per share:	131.7p

Following both the above transactions, Vodafone holds 5,640,331,611 of its ordinary shares in treasury and has 52,663,795,883 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	10 September 2008

Number of ordinary shares purchased:	27,000,000

Highest purchase price paid per share:	138.4p

Lowest purchase price paid per share:	135.7p

Volume weighted average price per share:	136.587p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 566,500,000 shares at a cost (including dealing and associated costs) of £776,122,186.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 September 2008

Number of ordinary shares transferred:	17,083

Highest transfer price per share:	135.7p

Lowest transfer price per share:	135.7p

Following both the above transactions, Vodafone holds 5,667,314,528 of its ordinary shares in treasury and has 52,636,812,966 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	11 September 2008

Number of ordinary shares purchased:	27,000,000

Highest purchase price paid per share:	135.8p

Lowest purchase price paid per share:	133.55p

Volume weighted average price per share:	134.3023p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 593,500,000 shares at a cost (including dealing and associated costs) of £812,572,369.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 September 2008

Number of ordinary shares transferred:	37,028

Highest transfer price per share:	136.9p

Lowest transfer price per share:	136.9p

Following both the above transactions, Vodafone holds 5,694,277,500 of its ordinary shares in treasury and has 52,609,849,994 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	12 September 2008

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	137p

Lowest purchase price paid per share:	134p

Volume weighted average price per share:	135.4363p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 618,500,000 shares at a cost (including dealing and associated costs) of £846,607,512.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 September 2008

Number of ordinary shares transferred:	233,300

Highest transfer price per share:	136.7p

Lowest transfer price per share:	136.7p

Following both the above transactions, Vodafone holds 5,719,044,200 of its ordinary shares in treasury and has 52,585,083,294 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	15 September 2008

Number of ordinary shares purchased:	33,500,000

Highest purchase price paid per share:	134.9p

Lowest purchase price paid per share:	131.4p

Volume weighted average price per share:	132.907p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 652,000,000 shares at a cost (including dealing and associated costs) of £891,362,882

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 September 2008

Number of ordinary shares transferred:	320

Highest transfer price per share:	134.15p

Lowest transfer price per share:	134.15p

Following both the above transactions, Vodafone holds 5,752,543,880 of its ordinary shares in treasury and has 52,551,583,614 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

CANCELLATION OF SHARES

Vodafone Group Plc (“Vodafone”) announces today that as its holding of its own shares in treasury approaches 10% of the nominal value of the issued share capital being the maximum number of shares that a company may hold in treasury as prescribed by the Companies Act 1985, it has cancelled the following number of its ordinary shares of U.S.$0.11 3/7.

Ordinary Shares

Date of cancellation:	16 September 2008

Number of ordinary shares cancelled:	500 million

PURCHASE OF SHARES

Vodafone has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	16 September 2008

Number of ordinary shares purchased:	35,500,000

Highest purchase price paid per share:	131.05p

Lowest purchase price paid per share:	127.2p

Volume weighted average price per share:	129.5143p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 687,500,000 shares at a cost (including dealing and associated costs) of £937,579,543.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 September 2008

Number of ordinary shares transferred:	6,596

Highest transfer price per share:	92.99p

Lowest transfer price per share:	92.99p

Following the cancellation, purchases and transfers referred to above, Vodafone holds 5,288,037,284 of its ordinary shares in treasury and has 52,516,090,210 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 September 2008 by Computershare Trustees Limited that on 10 September 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 136.7p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	184
Paul Michael Donovan	184
Terry Dean Kramer	182
Stephen Roy Scott	184

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	17 September 2008

Number of ordinary shares purchased:	39,500,000

Highest purchase price paid per share:	129.75p

Lowest purchase price paid per share:	123.3p

Volume weighted average price per share:	128.6910p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 727,000,000 shares at a cost (including dealing and associated costs) of £988,676,820.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 September 2008

Number of ordinary shares transferred:	320

Highest transfer price per share:	130.8p

Lowest transfer price per share:	130.8p

Following both the above transactions, Vodafone holds 5,327,536,964 of its ordinary shares in treasury and has 52,476,590,530 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG.

Ordinary Shares

Date of purchase:	18 September 2008

Number of ordinary shares purchased:	9,100,000

Highest purchase price paid per share:	123.3p

Lowest purchase price paid per share:	120.8p

Volume weighted average price per share:	122.8123p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 736,100,000 shares at a cost (including dealing and associated costs) of £999,910,855.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 September 2008

Number of ordinary shares transferred:	211,078

Highest transfer price per share:	136.9p

Lowest transfer price per share:	127p

Following both the above transactions, Vodafone holds 5,336,425,886 of its ordinary shares in treasury and has 52,467,701,608 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 September 2008

Number of ordinary shares transferred:	98,478

Highest transfer price per share:	131.4p

Lowest transfer price per share:	131.4p

Following the above transfer, Vodafone holds 5,336,327,408 of its ordinary shares in treasury and has 52,467,800,086 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 September 2008

Number of ordinary shares transferred:	34,488

Highest transfer price per share:	127.95p

Lowest transfer price per share:	127.95p

Following the above transfer, Vodafone holds 5,336,292,920 of its ordinary shares in treasury and has 52,467,834,574 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 September 2008

Number of ordinary shares transferred:	9,771

Highest transfer price per share:	135.7p

Lowest transfer price per share:	124.65p

Following the above transfer, Vodafone holds 5,336,283,149 of its ordinary shares in treasury and has 52,467,874,345 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 57,804,211,800 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 5,336,283,149 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 52,467,928,651.  This figure, 52,467,928,651, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Purchase of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc on 29 September 2008 at 122.5 pence per share	Purchase of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc on 30 September 2008 at 121.9 pence per share
Vittorio Colao*	592	48
Warren Finegold	323	27
Andrew Nigel Halford*	201	17
Terry Kramer	182	16
Steve Pusey	98	9
Frank Rövekamp	141	12

The Company was advised by UBS Trustees (Jersey) Limited that on 29 September and 30 September 2008 the above named directors and PDMRs acquired an interest in the number of shares set out above.  The purchases were made to correct an administrative error in the number of shares purchased by UBS Trustees (Jersey) Limited on behalf of the individuals on 29 July 2008 (RNS No. 1606A refers).

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	1,046,149
Andrew Nigel Halford	1,208,439

The Company was notified of these changes on 30 September 2008.

*Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 6, 2008	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary